DATE: August 13th 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRWVF

NEWS RELEASE

Second Shipment of Gold Ore has left Nalunaq

LONDON, United Kingdom, DATE: August 13th 2004, Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF).

Crew Gold Corporation (Crew, “the Company”) is pleased to report that the bulk carrier MV Federal Franklin left Nalunaq on August the 12th carrying 40.029 tonnes of gold ore on board. This is about 5000 tonnes more than originally planned and has been made possible due to extraordinary efforts and performance from the people at site in a wish to better utilise the loading capacity of MV Federal Franklin of around 43.000 tonnes.

The shipping time to Aviles in Spain is estimated to be about 7 days. Off loading and transfer to the Rio Narcea (El Valle) plant will start immediately after arrival in Aviles. The processing campaign will be concluded during the month of September.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268 755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com